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SEC... Washington D.C. 20549 ISSION

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ANNUAL AUDITED REPORT RECEIVED
FORM X-17A-5
PART III

MAR 0 1 2002

FACING PAGE 365

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 51530

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/2001
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peconic Securites, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 30th Floor

FIRM ID. NO.

(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coughlan   (212)-433-7163

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Gollub Kessler LLP

(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 2 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/12/02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, __Howard Chalfin_____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Peconic Securities LLC _____, as of

_December 31_____, _2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

_____

_____

_____

_____
President   Signature

                                   Title

_____
Notary Public

JOY L. LANCIS
Notary Public, State of New York
No. 31-4910087
Qualified in New York County
Commission Expires Oct. 26, 20_05_

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in ~~Financial Condition~~ Cash Flow.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).



PECONIC SECURITIES, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

PECONIC SECURITIES, LLC
(a limited liability company)

Independent Auditor's Report

Financial Statements:



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Peconic Securities, LLC

We have audited the accompanying statement of financial condition of Peconic Securities, LLC (a limited liability company) (a wholly owned subsidiary of Peconic Trading Associates, LLC) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Peconic Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN GOLUB KESSLER LLP

GOLDSTEIN GOLUB KESSLER LLP

February 1, 2002

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggk.com

PECONIC SECURITIES, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 52,906
Due from Clearing Broker	266,311
Commissions Receivable	359,882
Investment in Restricted Security	42,800
Other Assets	7,000
Total Assets	**$728,899**

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses	$320,599
Member's Equity	408,300
Total Liabilities and Member's Equity	**$728,899**

1. ORGANIZATION:

Peconic Securities, LLC (the "Company"), a wholly owned subsidiary of Peconic Trading Associates LLC, is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

Securities transactions, including commission revenue and related expenses are recorded on a trade-date basis.

Investment in restricted security is valued at cost which management has determined to be fair value.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. DUE FROM BROKER:

The clearing and depository operations for the customers' security transactions are provided by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no amounts owed to the clearing broker by these customers in connection with normal cash, margin and delivery against payment transactions.

At December 31, 2001, the amount due from clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

4. INCOME TAXES:

The Company does not record a provision for federal and state income taxes because the Member is required to report its share of the Company's income or loss on its income tax return.

The Company is subject to New York City unincorporated business tax.

5. COMMITMENTS:

The Company is obligated under a noncancelable operating lease for office space, which expires July 6, 2006. The lease may be subject to escalations for increases as stated per the agreement.

The future minimum annual rental payments under this lease are as follows:

Year ending December 31,

2002	$ 42,000
2003	42,000
2004	42,000
2005	42,000
2006	24,500
	$192,500

Other assets include a $7,000 security deposit for this lease.

6. **REGULATORY REQUIREMENTS:** As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2001, the Company had net capital, as defined, of $172,768 which exceeded its minimum net capital requirement of $100,000 by $72,768. The Company's ratio of aggregate indebtedness to net capital was 1.86 to 1 at December 31, 2001.



PECONIC SECURITIES, LLC
(a limited liability company)

INDEPENDENT AUDITOR'S
 SUPPLEMENTARY REPORT ON
 INTERNAL CONTROL

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Peconic Securities, LLC

In planning and performing our audit of the financial statements and the supplemental schedule of Peconic Securities, LLC (the "Company") (a wholly owned subsidiary of Peconic Trading Associates, LLC) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggk.com

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Peconic Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN GOLUB KESSLER LLP

February 1, 2002